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                                    Filer: The Bancorp, Inc.
                                    Subject Company: The Bancorp Bank
                                    SEC File No.: 333-117385

THE BANCORP BANK AND THE BANCORP, INC. PLAN REORGANIZATION

Wilmington, DE - July 19, 2004 - The Bancorp Bank ("Bank") (NASDAQ NM: TBBK) (www.thebancorp.com) and The Bancorp, Inc. announced that they have entered into an agreement and plan of merger under which the Bank would be reorganized as a wholly-owned subsidiary of The Bancorp, Inc. Upon consummation of the merger, each share of the Bank's common stock would be converted into 1.15 shares of The Bancorp, Inc. common stock. Fractional shares would be cashed out. Consummation of the reorganization is subject to certain conditions, including receipt of all necessary regulatory approvals and an affirmative vote of a majority of the Bank's common stock.

ABOUT THE BANCORP BANK
The Bancorp Bank ("Bank") (www.thebancorp.com) is an FDIC insured commercial bank that delivers a full array of financial services and products through private-label affinity partner programs nationwide. The Bank, through Philadelphia Private Bank (www.philadelphiaprivatebank.com), its regional affinity bank, serves the needs of small and mid-size businesses and their principals in the Philadelphia-Wilmington region.

ABOUT THE BANCORP, INC.
The Bancorp, Inc. is a holding company whose principal asset is 3,500,000 shares, or 32.7%, of the Bank's common stock.

CONTACT:
Andres Viroslav
215-861-7990
andres.viroslav@thebancorp.com